UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 33354 / January 29, 2019

In the Matter of	:
	:
TCW ALTERNATIVE FUNDS	:
865 South Figueroa Street	:
Suite 1800	:
Los Angeles, California 90017	:
	:
(811-23025)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on October 30, 2018, and an amendment on
November 20, 2018, requesting an order under section 8(f) of the Act declaring that it has
ceased to be an investment company.

On November 30, 2018, a notice of filing of the application was issued (Investment Company
Act Release No. 33310). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act
shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Deputy Secretary